UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALEXANDER & BALDWIN, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

014491104
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014491104	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,746,509

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,746,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,746,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 49,161,432 shares of common stock, without par value (“Common Stock”), outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2017.

CUSIP No. 014491104	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,746,509

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,746,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,746,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,261,003

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,261,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,261,003

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,261,003

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,261,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,261,003

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
247,737

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
247,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
247,737

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
247,737

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
247,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
247,737

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
237,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
237,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
237,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
237,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 10
0
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Income Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Income GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Beltway Strategic Opportunities Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

CUSIP No. 014491104	Page 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Beltway Strategic Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 3, 2017.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on September 11, 2015 (the “Original Schedule 13D”) regarding the common stock, without par value (the “Common Stock”), of Alexander & Baldwin, Inc., a Hawaii corporation (the “Issuer”) with principal executive offices located at 822 Bishop Street, Honolulu, Hawaii 96813.

This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein, and serves as an exit filing for the Reporting Persons as the Reporting Persons no longer beneficially own more than 5% of the Issuer’s outstanding Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock listed on the cover pages to this Amendment No. 1 were acquired for investment purposes.  The Reporting Persons currently are generally satisfied with the Issuer’s direction and efforts undertaken by the Issuer to improve shareholder value.  As of August 14, 2017, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 49,161,432 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on August 3, 2017.

EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”) beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,261,003 such shares of Common Stock, representing 2.6% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund and an investment manager of certain affiliates thereof, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,261,003 such shares of Common Stock, representing 2.6% of the outstanding shares of Common Stock.

EJF Financial Services Fund, LP (the “Financial Services Fund”) beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 247,737 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.  EJF Financial Services GP, LLC, as the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 247,737 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.

EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II”) beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 237,769 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.  EJF Debt Opportunities II GP, LLC, as the general partner of the Debt Fund II and an investment manager of an affiliate thereof, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 237,769 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.

Each of EJF Income Fund, LP (the “Income Fund”), EJF Income GP, LLC (the general partner of the Income Fund and the investment manager of an affiliate thereof), Beltway Strategic Opportunities Fund L.P. (the “Beltway Fund”), and EJF Beltway Strategic Opportunities GP LLC (the general partner of the Beltway Fund) have ceased to beneficially own any shares of the Issuer’s Common Stock.

The Debt Fund, the Financial Services Fund, and the Debt Fund II are collectively referred to herein as the “Funds.”

EJF Capital LLC (“EJF”), as an investment manager managing pooled investment vehicles either directly or through a general partner or investment manager of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,746,509 shares of Common Stock beneficially owned by the Funds, representing 3.6% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman’s position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,746,509 such shares of Common Stock, representing 3.6% of the outstanding shares of Common Stock.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1.

(c)

Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected in the open market through brokers by the Debt Fund, the Debt Fund II, and the Financial Services Fund.  As reflected in Item 5, and by virtue of the relationships described therein, the Debt Fund, EJF Debt Opportunities GP, LLC, the Debt Fund II, EJF Debt Opportunities II GP, LLC the Financial Services Fund, EJF Financial Services GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	TotalPrice(1)
08/14/17	(9,949)	$43.68	$(434,572)
08/14/17	(3,625)	$43.68	$(158,340)
08/14/17	(1,270)	$43.62	$(55,394)
08/14/17	(463)	$43.62	$(20,195)
08/14/17	(92,614)	$43.81	$(4,057,336)
08/14/17	(33,740)	$43.81	$(1,478,119)
08/14/17	(2,011)	$43.83	$(88,144)
08/14/17	(733)	$43.83	$(32,128)
08/14/17	(1,436)	$43.68	$(62,724)
08/14/17	(1,230)	$43.68	$(53,726)
08/14/17	(183)	$43.62	$(7,982)
08/14/17	(157)	$43.62	$(6,848)
08/14/17	(13,370)	$43.81	$(585,728)
08/14/17	(11,452)	$43.81	$(501,702)
08/14/17	(290)	$43.83	$(12,711)
08/14/17	(249)	$43.83	$(10,914)
08/14/17	(2,560)	$43.68	$(111,821)
08/14/17	(327)	$43.62	$(14,263)
08/14/17	(23,824)	$43.81	$(1,043,708)
08/14/17	(517)	$43.83	$(22,660)
08/11/17	(3,785)	$43.39	$(164,216)
08/11/17	(1,819)	$43.39	$(78,919)
08/11/17	(23,396)	$43.44	$(1,016,362)
08/11/17	(3,378)	$43.44	$(146,746)
08/11/17	(5,360)	$43.39	$(232,549)
08/11/17	(2,124)	$43.39	$(92,152)
08/11/17	(14,712)	$43.39	$(638,295)
08/11/17	(32,048)	$43.56	$(1,395,966)
08/11/17	(94,418)	$43.56	$(4,112,716)
08/11/17	(66,671)	$43.56	$(2,904,095)
08/11/17	(37,414)	$43.56	$(1,629,701)
08/11/17	(259,171)	$43.56	$(11,289,126)
08/11/17	(8,523)	$43.44	$(370,254)
08/11/17	(2,893)	$43.44	$(125,677)
08/11/17	(6,018)	$43.44	$(261,432)
08/11/17	(2,646)	$43.63	$(115,445)
08/11/17	(964)	$43.63	$(42,059)
08/11/17	(382)	$43.63	$(16,667)
08/11/17	(327)	$43.63	$(14,267)
08/11/17	(681)	$43.63	$(29,712)
08/04/17	1,400	$42.12	$58,963
07/31/17	14,000	$41.77	$584,802
07/28/17	10,000	$41.72	$417,160
07/27/17	12,609	$41.40	$522,013
07/27/17	4,994	$41.46	$207,056
07/26/17	9,400	$41.84	$393,269
07/26/17	10,000	$41.94	$419,407
07/24/17	600	$41.98	$25,188
07/14/17	5,390	$41.73	$224,910
07/13/17	7,590	$41.70	$316,533
07/11/17	8,467	$41.41	$350,646
07/11/17	600	$41.50	$24,900
07/10/17	10,000	$40.93	$409,325
07/06/17	5,000	$40.88	$204,405
07/03/17	(4,225)	$42.01	$(177,481)
07/03/17	(4,402)	$42.01	$(184,916)
06/30/17	(294)	$42.11	$(12,381)
06/30/17	(306)	$42.11	$(12,886)
06/30/17	800	$41.17	$32,936
06/29/17	5,000	$40.94	$204,709
06/29/17	5,772	$41.43	$239,135
06/28/17	100	$41.62	$4,162
06/28/17	31,208	$41.47	$1,294,157
06/28/17	(31,208)	$41.47	$(1,294,157)
06/27/17	32,300	$41.65	$1,345,224
06/26/17	7,600	$41.30	$313,842
06/26/17	20,100	$41.39	$831,965
06/26/17	20,000	$41.38	$827,568
06/23/17	9,700	$41.43	$401,823
06/23/17	10,300	$41.38	$426,183
06/21/17	(4,435)	$42.02	$(186,377)
06/21/17	(2,312)	$42.02	$(97,160)
06/21/17	(439)	$42.02	$(18,449)
06/21/17	(11,116)	$42.25	$(469,651)
06/21/17	(17,826)	$42.25	$(753,149)
06/21/17	(9,294)	$42.25	$(392,672)
06/21/17	(1,764)	$42.25	$(74,529)
06/21/17	(2,766)	$42.02	$(116,239)
06/20/17	(20,843)	$42.20	$(879,575)
06/20/17	(17,426)	$42.20	$(735,377)
06/20/17	(799)	$42.25	$(33,754)
06/20/17	(4,208)	$42.25	$(177,770)
06/20/17	(8,072)	$42.25	$(341,008)
06/20/17	(5,033)	$42.25	$(212,623)
06/20/17	(33,424)	$42.20	$(1,410,493)
06/20/17	(3,307)	$42.20	$(139,555)

(1)  Not including any brokerage commissions or service charge.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  August 14, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME FUND, LP

By:	EJF INCOME GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer